

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 29, 2010

via U.S. mail and facsimile

Mr. Brian Lin, CEO
China Fire & Security Group, Inc.
B-2502 TYG Center, C2
Dongsanhuanbeilu,
Chaoyang District, Beijing 100027,
People's Republic of China

> **RE:** **China Fire & Security Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and**
> **June 30, 2010**
> **File No. 1-33588**

Dear Mr. Lin:

We have reviewed your response letter dated November 1, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Liquidity and Capital Resources, page 32

1. We note your response to comment 10 in our letter dated October 1, 2010. Please confirm to us that you will provide investors with an explanation as to how you

determined that the accounts receivable, net for your maintenance service contracts is collectible. In this regard, please confirm to us that you will explain to investors why you have extended certain of your customers' payment terms beyond a one year period and why you believe collectability is assured. Please provide us with the disclosures you intend to include in future filings.

2. We note your response to comment 24 in our letter dated October 1, 2010. As your accounts receivable, net balance has continued to increase without a corresponding increase to total revenues and that the 1-90 days category of your aging is currently 52.4% of total gross accounts receivables, please disclose in future filings the amount or percentage of total revenues recognized in the preceding 12 months that have been collected as of the most recent balance sheet date.

3. We note your response to comments 11 and 28 in our letter dated October 1, 2010. In future filings, please clearly disclose for investors the prerequisites that must be met in accordance with the contract terms for you to have the legal right to bill your customers for the amounts recognized as unbilled costs and earnings. Specifically, please clarify the terms as it relates to customer acceptance/approval. Please also provide a discussion as to whether the delays in the approval process relate to performance issues raised by your customers. Please disclose whether you have had any history of an inability to bill and/or non-payment for a receivable and/or claim because of a contract dispute. Also, if the contract payment terms have changed for the current contracts as compared to the prior period contracts, please also provide investors with an understanding of these changes, along with the impact these changes are having and may have on your operating results and liquidity. Please refer to Article 5-02.3(c)(2) of Regulation S-X and Section 501.13 of the Financial Reporting Codification for guidance. Please confirm to us that you will revise your disclosures in future filings to address these concerns and provide us with the disclosures you intend to include in future filings.

4. In future filings, please confirm to us that you will disclose the portion of the CIEB balance outstanding as of the most recent balance sheet date that was subsequently billed. Please also clearly disclose to investors, if correct, that none of the CIEB balance as of the most recent balance sheet date and not subsequently billed relates to claims or unapproved change orders.

5. In your responses to comments 10, 26 and 27 in our letter dated October 1, 2010, you state that the customers relating to the accounts receivable balance outstanding for over 90 days are large-sized State-Owned-Enterprises (SOE) in China's iron and steel industry. You further note that these SOEs have a limited or low risk for non-collection because these entities are backed by the Chinese government. Please provide investors with a comprehensive discussion of the all the factors and/or

circumstances that could adversely impact your ability to collect these receivables from and/or bill the CIEB to the SOEs and/or the Chinese government. As part of this discussion, please explain what recourse you have to obtain payment from the Chinese government. In this regard, please explain whether there is any requirement for the Chinese government to settle and/or act on the payment of the receivables. Please disclose the mechanisms available to you to collect the receivables from the SOEs and/or the Chinese government, including a discussion of the timeframe these mechanisms typically require. Please confirm to us that you will revise your disclosures in future filings to address these concerns and provide us with the disclosures you intend to include in future filings.

Certain Relationships and Related Transactions and Director Independence, page 48

6. Confirm that you will include in future filings the information that you provided us in response to prior comment 14.

Signatures, page 50

7. Refer to prior comment 15. If Mr. Brian Liu is serving in the positions of principal financial officer and controller or principal accounting officer, he must indicate each capacity in which he signs the report. See subparagraphs (a) and (b) General Instruction D(2) to Form 10-K. As requested previously, please revise in future filings.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36
Critical Accounting Policies and Estimates, page 37

8. We note your response to comment 6 in our letter dated October 1, 2010, including the draft disclosures you intended to include in future filings. However, we note that you did not update your critical accounting policies and estimates disclosures in your most recently filed Form 10-Q. Please confirm to us that you will provide the disclosures you included in your response letter dated November 1, 2010 in your next periodic report.

Results of Operations, page 39

9. We note your disclosure that the change in contract mix during the three- and nine-months ended September 30, 2010, caused the significant decline in your gross margin of your system contracting projects as compared to the corresponding prior periods. We further note your disclosure that the iron and steel industry contributed

to 85.1% of total revenues for the three-months ended September 30, 2010, as compared to 76.2% for the three-months ended September 30, 2009. We note a similar increase in the contribution to total revenues by the iron and steel industry for the nine-months ended September 30, 2010, as compared to the nine-months ended September 30, 2009. Finally, we note your response to comment 8 in our letter dated October 1, 2010, in which you note contracts to the iron and steel industry provide you with higher gross margins than contracts to other industries. As such, it is unclear how your discussion and analysis of gross margins for the three- and nine-months presented provide investors with a complete understanding for the significant decline in gross margins for the system contracting revenue. Please advise and confirm that you will provide investors with a comprehensive understanding for the significant decline in gross margins in your next periodic report.

Liquidity and Capital Resources, page 46

10. We note your response to comment 29 in our letter dated October 1, 2010, regarding your ability to mitigate the adverse liquidity impact of the delays in customer payments by effectively delaying your payments to suppliers. In your response letter dated November 1, 2010, you agreed to provide investors with an understanding about the discrepancy between payments to you by your customers and when you are required to pay your suppliers. However, we did not note this disclosure in your third quarter of fiscal year 2010 Form 10-Q. Please confirm to us that you will provide investors with this discussion and analysis in your next period report.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728, or in his absence, Craig E. Slivka, Special Counsel, at (202) 551-3729, with any other questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief